Shaun J. Mathew, P.C. To Call Writer Directly: +1 212 909 3035 shaun.mathew@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

VIA EDGAR AND EMAIL

October 24, 2023

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: David Plattner

Re:	AIM ImmunoTech Inc.
Preliminary Proxy Statement filed on Schedule 14A (PREC14A)
Filed October 10, 2023 by AIM ImmunoTech Inc.
File No. 001-27072

Dear Mr. Plattner:

On October 10, 2023, AIM ImmunoTech Inc. (the “Company”) filed its Preliminary Proxy Statement (the “Preliminary Proxy Statement”) in respect of the Company’s 2023 Annual Meeting of Stockholders (the “Annual Meeting”) with the United States Securities and Exchange Commission (the “Commission”). Today, the Company filed with the Commission an Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company dated October 19, 2023, from the staff (the “Staff”) of the Commission concerning the Preliminary Proxy Statement. For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s response. In addition, a copy of Amendment No. 1 is enclosed and has been marked to show changes from the Preliminary Proxy Statement.

Annual Meeting and Voting, beginning on Page 3

1.	References to “against” votes with respect to Proposal 1 appear to be incorrect. Please remove such references, or advise.

Response: In response to the Staff’s comment, the disclosure has been revised to remove references to “against” votes with respect to Proposal 1.

United States Securities and Exchange Commission

October 24, 2023

2.	We note that the disclosure on page 9 indicates that “[a]bstentions” will have no effect on the outcome of Proposal 1. We also note that the proxy card includes disclosure indicating that “IF NO CONTRARY INSTRUCTION IS GIVEN…,” then the shares will be voted for all of the nominees listed in Proposal 1. Please disclose clearly how the proxy holders will treat a proxy card that includes a vote or votes on Proposals 2 through 4, but makes no mark with respect to Proposal 1. The absence of a mark in such circumstances would appear to represent an abstention and should therefore not be treated as a vote “FOR ALL.” Please confirm, or advise.

Response: In response to the Staff’s comment, the Company notes that there is no “abstain” option on its proxy because a plurality voting standard applies to the election of directors at the Annual Meeting.

The Company has provided revised disclosure in Amendment No. 1, including on the form of proxy included therein, to clarify the treatment of any validly executed white proxy cards submitted that do not specify voting instructions with respect to a proposal.

3.	We note the following disclosure on page 9: “If you sign and return a WHITE proxy card or otherwise vote as directed herein, but do not mark how your shares are to be voted, the individuals named as proxies therein will vote your shares in accordance with the recommendation of the Board on the four proposals…” (emphasis added). We do not understand the meaning of the highlighted phrase. Please revise, or advise.

Response: In response to the Staff’s comment, the Company has revised the highlighted phrase in Amendment No. 1 to replace the highlighted phrase with a reference to a voting instruction form.

4.	Please correct the reference to “November 31, 2023” on page 6 and the reference to “Rule 14a-4I” on page 9.

Response: In response to the Staff’s comment, in Amendment No. 1, the Company revised the reference to “November 31, 2023” to say “November 30, 2023” and the reference to “Rule 14a-4I” to say “Rule 14a-4(c)”.

Background of the Solicitation, beginning on Page 14

5.	We note the following statement on page 14: “His behavior following his termination was said to be highly inappropriate and unbecoming of a fiduciary of a public company, including issuing an unauthorized filing on behalf of the Company.” Please clarify by disclosing who said this.

Response: In response to the Staff’s comment, the Company has revised its statement in Amendment No. 1 to clarify that the statement was made by Rockwell Medical. For the Staff’s reference, a copy of the May 22, 2018 press release issued by Rockwell Medical, Inc. is attached as Exhibit A hereto, a copy of the Form 8-K reportedly issued by Robert Chioini without authorization on May 23, 2018 is attached as Exhibit B hereto, and a copy of the May 24, 2018 press release issued by Rockwell Medical, Inc. relating to, among other things, Mr. Chioini’s post-termination behavior, is attached as Exhibit C hereto.

2

United States Securities and Exchange Commission

October 24, 2023

6.	Please provide brief disclosure regarding the Company’s November 9, 2022 press release.

Response: In response to the Staff’s comment, the Company has added disclosure in Amendment No. 1 regarding the Company’s November 9, 2022 press release.

7.	We note the statement at the bottom of page 18 that “[t]he motion remains pending.” We understand that such motion was denied on September 27, 2023. Please revise, or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure to reflect subsequent developments relating to the motion (and litigation) in question.

General

8.	We refer to paragraph (a) under the section of the Rejection Letter titled, “Failure to Disclose Information Required by the Proxy Rules,” and note the following statement: “This defect is especially consequential not only because it fails to satisfy the clear requirement of the Advance Notice Bylaw, but also because, if the Company were to determine it is required to use a universal proxy card for the 2023 Annual Meeting, the Company does not have the consent of Messrs. Chioini, Deutsch and Kellner to name them on its universal proxy card because of the deficient nominee consents included in the Notice do not give the Company consent to name them in the Company’s proxy statement.” We do not understand how the Company reached this conclusion, which is inconsistent with the manner in which Rule 14a-4(d)(1)(i) operates following its recent revision. Please advise. Please also confirm, if true, that the Company will not, on the basis of such interpretation and in the event that the Delaware litigation results in a finding that the Purported Nomination Notice is valid, seek to avoid placing the Dissident’s Group’s nominees on the Company’s universal proxy card.

Response: In response to the Staff’s comment, the Company hereby confirms to the Staff that while the consent language used in the nominee consents given by the dissident nominees did not comply with the requirements of the Company’s bylaws, the Company will not rely upon the statement in the Rejection Letter regarding the operation of Rule 14a-4(d)(1)(i). The Company also confirms that it will not, on the basis of the aforementioned statement in the Rejection Letter, seek to avoid placing the Dissident Group’s nominees on the Company’s universal proxy card if the Delaware litigation results in a finding that the Purported Nomination Notice is valid. Consistent with this position, the Company also respectfully refers the Staff to the disclosure in the Preliminary Proxy Statement and in Amendment No. 1 that “if the [Delaware] litigation results in a finding that the Purported Nomination Notice is valid, then the Company will amend the Proxy Statement and the accompanying WHITE proxy card to reflect those developments and to include the names of Mr. Kellner’s nominees on a WHITE universal proxy card, and the Company will mail the revised proxy statement and a WHITE universal proxy card to stockholders.”

3

United States Securities and Exchange Commission

October 24, 2023

9.	Please ensure that, pursuant to Item 7(b) of Schedule 14A, the filing includes disclosure fully responsive to Item 407 of Regulation S-K. For example, please disclose who recommended Ms. Bryan to the Board (see Item 407(c)(2)(vii) of Regulation S-K and Question 133.03 under the staff’s Regulation S-K Compliance and Disclosure Interpretations), and please disclose any information regarding the engagement of compensation consultants (see Item 407(e)(3) of Regulation S-K).

Response: In response to the Staff’s comment, the Company has included in Amendment No. 1 the information required by Item 407(c)(2)(vii) of Regulation S-K regarding Ms. Bryan’s recommendation to the Board.

In addition, in response to comment 6 above, the Company has also provided disclosure in Amendment No. 1 regarding the Company’s November 9, 2022 press release and the fact that the Compensation Committee ultimately did not engage a second compensation consultant. The Company has provided disclosure in Amendment No. 1 relating to the compensation consultant that is engaged by the Compensation Committee.

* * *

If any supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to me at (212) 909-3035 or shaun.mathew@kirkland.com.

Sincerely,

/s/ Shaun J. Mathew
Shaun J. Mathew, P.C.

cc:	Peter W. Rodino III
AIM ImmunoTech Inc.
Richard Feiner, Esq.
Silverman Shin & Byrne PLLC
Evan Johnson
Kirkland & Ellis LLP

4

United States Securities and Exchange Commission

October 24, 2023

Exhibit A

Rockwell Medical, Inc. – May 22, 2018 Press Release

PR Newswire

Rockwell Medical Announces CEO Transition
Tuesday, May 22, 2018 11:19:00 PM (GMT)

Special Transition Committee Established; Permanent CEO Search Underway
Company Reiterates Recently Reported Financial Results and Cash Position

WIXOM, Mich., May 22, 2018 /PRNewswire/ -- Rockwell Medical, Inc. (NASDAQ: RMTI) ("the Company") today announced that its Board of Directors has formed a Special Transition Committee to provide board-level oversight over the Company's strategic direction and day-to-day operations, effective immediately. The Board of Directors also announced that the Company's President and Chief Executive Officer, Robert Chioini, has been terminated from his positions, effective immediately. In connection with today's announcement, Mr. Chioini has resigned as a member of the Board and will not stand for reelection at the 2018 Annual Meeting of Shareholders.

The Special Transition Committee, which will remain in place until a new CEO is appointed, will comprise independent directors Ben Wolin, who is also Chairman of the Board, Lisa Colleran and John Cooper. The Board has initiated a formal search process and retained a leading executive search firm to identify a permanent CEO.

Mr. Wolin said, "Having completed a top to bottom review of our business, it was determined that a change in leadership at this time is in the best interests of all our key stakeholders, including shareholders, employees, patients and providers. The Board believes this leadership change is necessary to enhance the Company's ability to execute on its plans for growth and best position it for future success."

Mr. Wolin continued, "Our focus is on realizing the potential of our innovative renal drug therapies to enhance the everyday lives' of dialysis patients and drive value for our shareholders. We are committed to working closely with industry leaders and policymakers to ensure patients get access to Triferic and Calcitriol. The formation of the Special Transition Committee will enable Rockwell Medical's management team to continue their focus on commercializing these life-changing therapies and driving operational excellence while the CEO search is underway. Thanks to the hard work and dedication of Rockwell Medical's employees, we have a solid foundation from which to build on as we work to further our goal of helping patients and creating value for all of our stakeholders."

The Company reiterated its financial results and cash position provided on May 10, 2018.

About the Members of the Special Transition Committee

Ben Wolin

Mr. Wolin joined the Rockwell Medical Board of Directors in March 2018. He brings extensive healthcare, technology, financial and operating expertise to the Rockwell Medical Board, in addition to significant leadership and corporate governance experience, having co-founded Everyday Health, Inc., a leading provider of digital health and wellness solutions, in 2002, and serving as the company's CEO and a member of its board of directors until its sale to a subsidiary of j2 Global, Inc. in 2016. During this time, Mr. Wolin oversaw the company's initial public offering, providing him with unique insights into the dynamics of a growing company. Mr. Wolin currently serves as an advisor to each of 3L Capital LLC, a growth-stage private equity firm, and Refinery 29 Inc., a leading global media company. Mr. Wolin previously served as the independent lead director of the board of directors of Diplomat Pharmacy, Inc., a title he will resume on June 4, 2018, following his service as Chairman, and serves as a director of Dance Biopharm, a privately-held biotechnology company focused on the development of Dance 501, a proprietary 'soft-mist' inhaled insulin product to treat diabetes. Mr. Wolin holds a B.A. degree from Bowdoin College.

Lisa N. Colleran

Ms. Colleran joined the Rockwell Medical Board of Directors in March 2018. She is an experienced senior executive in the healthcare industry. She has played key leadership roles in high growth businesses at various healthcare companies over the past 30 years. Most recently she served as President, Chief Executive Officer and board member for LifeCell Corporation, a high growth $400 million medical device company. Prior to LifeCell, Ms. Colleran spent 20 years at Baxter Healthcare's Renal Division in various commercial and general management roles. Early in her career, Ms. Colleran was a renal dialysis nurse at Cornell Medical Center. She has a proven track record for delivering strong business results and significant shareholder value. Ms. Colleran specializes in market creation for high revenue growth, operational excellence, organizational development and M&A. She is currently a board member at Establishment Labs, an innovative breast implant company, and Ariste Medical, a company developing a new class of drug eluting medical devices. She recently served as a board member for Novadaq Technologies, Inc., helping to oversee its $700 million sale to Stryker Corporation. Ms. Colleran received her Bachelor of Science from Molloy College and her Masters in Business Administration from Loyola University of Chicago.

John G. Cooper

Mr. Cooper joined the Rockwell Medical Board of Directors in September 2017. He is an experienced executive with over 30 years managing publicly-traded companies in the life sciences industry. He has played key leadership roles with companies developing and commercializing important medical technologies, including the first FDA approved synthetic peptide-containing pulmonary surfactant for premature infants with severe respiratory disease, the application of transgenic technology for developing bio-therapeutics and specialty drug development services, and the second FDA approved blood diagnostic test for HIV. Mr. Cooper has expertise in corporate and financial management with expertise in capital raising, mergers and acquisitions, strategic alliances, organizational development and board governance for public life science companies. Over his career, Mr. Cooper has raised approximately $1 billion in capital through various financing and strategic transactions. Mr. Cooper is currently providing financial and management advisory services to Life Science companies. From 2001 to 2106, Mr. Cooper was an executive for Windtree Therapeutics, Inc. (formerly Discovery Labs, Inc.), a specialty pharmaceutical company, and served as President and Chief Executive Officer and board member, President and Chief Financial Officer, and Executive Vice President and Chief Financial Officer. Previously, Mr. Cooper was Senior Vice President and Chief Financial Officer at Chrysalis International Corporation (acquired by Phoenix International Life Sciences Inc.), DNX Corporation, and served in senior financial management roles at ENI Diagnostics, Inc. (acquired by Pharmacia AB). Mr. Cooper earned a Certified Public Accountant credential and a Bachelor of Science degree in Commerce from Rider University.

About Rockwell Medical, Inc.

Rockwell Medical is a fully-integrated biopharmaceutical company targeting end-stage renal disease (ESRD) and chronic kidney disease (CKD) with innovative products for the treatment of iron replacement, secondary hyperparathyroidism and hemodialysis.

Rockwell's anemia drug Triferic is the only FDA approved product indicated for iron replacement and maintenance of hemoglobin in hemodialysis patients. Triferic delivers iron to patients during their regular dialysis treatment, using dialysate as the delivery mechanism. Triferic has demonstrated that it safely and effectively delivers sufficient iron to the bone marrow and maintains hemoglobin, without increasing iron stores (ferritin). Rockwell intends to market Triferic to hemodialysis patients in the U.S. dialysis market and other major markets globally.

Rockwell's FDA approved generic drug Calcitriol is for treating secondary hyperparathyroidism in dialysis patients. Calcitriol (active vitamin D) injection is indicated in the management of hypocalcemia in patients undergoing chronic renal dialysis. It has been shown to significantly reduce elevated parathyroid hormone levels. Reduction of PTH has been shown to result in an improvement in renal osteodystrophy. Rockwell intends to market Calcitriol to hemodialysis patients in the U.S. dialysis market.

Rockwell is also an established manufacturer and leader in delivering high-quality hemodialysis concentrates/dialysates to dialysis providers and distributors in the U.S. and abroad. As one of the two major suppliers in the U.S., Rockwell's products are used to maintain human life by removing toxins and replacing critical nutrients in the dialysis patient's bloodstream. Rockwell has three U.S. manufacturing/distribution facilities.

Rockwell's exclusive renal drug therapies support disease management initiatives to improve the quality of life and care of dialysis patients and are intended to deliver safe and effective therapy, while decreasing drug administration costs and improving patient convenience. Rockwell Medical is developing a pipeline of drug therapies, including extensions of Triferic for indications outside of hemodialysis. Please visit www.rockwellmed.com for more information.

Forward-Looking Statement

Certain statements in this press release constitute "forward-looking statements" within the meaning of the federal securities laws, including, but not limited to, Rockwell's intention to sell and market Calcitriol and Triferic, as well as the timing for any such activities. Words such as "may," "might," "will," "should," "believe," "expect," "anticipate," "estimate," "continue," "could," "plan," "potential," "predict," "forecast," "project," "plan", "intend" or similar expressions, or statements regarding intent, belief, or current expectations, are forward-looking statements. While Rockwell believes these forward-looking statements are reasonable, undue reliance should not be placed on any such forward-looking statements, which are based on information available to us on the date of this release. These forward-looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties, (including without limitation those set forth in Rockwell's SEC filings), many of which are beyond our control, actual results could be materially different. Risks and uncertainties include: the timing for CMS approval of reimbursement for Triferic, and whether approval will be obtained; the timing for the appointment of a successor Chief Executive Officer; and whether Rockwell can successfully execute on its business strategy. Rockwell expressly disclaims any obligation to update or alter any statements whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Dan Katcher or Arielle Rothstein
Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

View original content:http://www.prnewswire.com/news-releases/rockwell-medical-announces-ceo-transition-300653209.html

SOURCE Rockwell Medical, Inc.

Countries: United States
Industries: Biotechnology, Health Care, Medicine & Pharmaceuticals
Languages: English
Primary Identifiers: RMTI-US
Related Identifiers: RMTI-US

United States Securities and Exchange Commission

October 24, 2023

Exhibit B

Rockwell Medical, Inc. – May 23, 2018 Form 8-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 23, 2018

ROCKWELL MEDICAL, INC.

(Exact name of registrant as specified in its charter)

Michigan	000-23661	38-3317208
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

30142 Wixom Road, Wixom, Michigan	48393
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (248) 960-9009

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

A board meeting called for the purpose of discussing a shareholder demand letter and informing the board that the independent non-conflicted directors had hired independent counsel to conduct an internal investigation in response to the demand letter requiring immediate initiation of an investigation of alleged breach of fiduciary duties by various directors and other possible violations of federal securities laws. The directors who are the subjects of the allegations of breaches of fiduciary duty asserted the position that they voted to fire the CEO. As that action was not the purpose of the special meeting, the determination of the non-conflicted independent directors was that the termination was not effective, and based on that and in accordance with the CEO’s employment contract the CEO remains. The CEO through counsel has notified the SEC of the action taken by the directors whose conduct is discussed in the demand letter that gives rise to the investigation, and the CEO continues to serve as the CEO consistent with the terms of his employment agreement. The internal investigation is proceeding under the two non-conflicted independent directors Patrick Bagley and Ronald Boyd.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKWELL MEDICAL, INC.

May 23, 2018	By:	/s/ Robert L. Chioini
Robert L. Chioini
	Its:	Chief Executive Officer

3

United States Securities and Exchange Commission

October 24, 2023

Exhibit C

Rockwell Medical, Inc. – May 24, 2018 Press Release

PR Newswire

Rockwell Medical Issues Statement
Thursday, May 24, 2018 08:05:00 PM (GMT)

WIXOM, Mich., May 24, 2018 /PRNewswire/ -- Rockwell Medical, Inc. (NASDAQ:RMTI) ("the Company") today issued the following statement:

> On May 22, 2018, the Rockwell Board of Directors (the "Board") announced that the Company's President and Chief Executive Officer, Robert Chioini, had been terminated from his positions, effective immediately. Also on May 22, 2018, the Board created a Special Transition Committee comprised of three independent directors, Benjamin Wolin, who is also Chairman of the Board, Lisa Colleran and John Cooper, to provide board-level oversight over the Company's strategic direction and day-to-day operations while a search for a permanent CEO is ongoing.
>
> The decision to terminate Mr. Chioini follows a thorough review of the business, including an evaluation of management, which was conducted by the newly augmented Board beginning in March 2018. The commencement of this review coincided with the Board appointments of Mr. Wolin and Ms. Colleran. As a result of this review, a majority of directors determined that Mr. Chioini lacked key attributes necessary to oversee the growth and long-term success of the Company and that a change in leadership would be appropriate.
>
> Following the completion of this review, the Board convened an official Board meeting on May 22, 2018. At this meeting, which was initially called by Mr. Chioini for the purpose of discussing the putative shareholder complaint discussed below, a majority of the Board (five of eight directors) voted to terminate the employment of Mr. Chioini as President and Chief Executive Officer, effective immediately. The decision to terminate Mr. Chioini was informed by the Board's review of the Company's operations and management team.
>
> Pursuant to the terms of Mr. Chioini's employment agreement, and as a result of the termination of his employment, Mr. Chioini is also deemed to have resigned all employment and related job duties and responsibilities with the Company, including without limitation any and all positions on any committees or boards of the Company.
>
> Despite the duly authorized termination by the Board, Mr. Chioini refuses to accept the decision and has since taken action purportedly on the Company's behalf without authorization to do so. For instance, Mr. Chioini and Thomas Klema, Vice President, Chief Financial Officer, Treasurer and Secretary, filed a Current Report on Form 8-K on May 23, 2018, making various assertions regarding the five independent directors who voted in favor of Mr. Chioini's removal. While the assertions contained in Mr. Chioini's 8-K filing are unrelated to the Board's removal of Mr. Chioini, the Board acknowledges receipt of a putative shareholder demand letter that raises substantially similar allegations as those raised personally by Mr. Chioini on the same date. Consistent with its fiduciary duties, the Board intends to review the allegations in the ordinary course of business.
>
> Furthermore, due to the conduct of Mr. Klema in connection with and following the termination of Mr. Chioini, including causing the filing of the unauthorized 8-K, five independent directors of the Board have unanimously agreed on the need to remove Mr. Klema from his roles at the Company as well. As disclosed in a Form 8-K that the Company filed on May 23, 2018, Mr. Klema's removal is expected to be formally voted upon at the earliest practicable date. The Company will announce his removal, once effective, on a Form 8-K filing.
>
> As a result of Mr. Chioini's behavior and actions following his termination, and in acting in the best interests of the Company and all its stakeholders, the Company has filed a verified complaint in the Oakland County Circuit Court in Michigan seeking declaratory relief and a temporary restraining order, enjoining Mr. Chioini from certain actions with respect to the Company, including holding himself out as Chief Executive Officer. The Company believes that it will prevail on the merits of this action as there is no substantive dispute regarding the ability of the Board to remove Mr. Chioini as an officer of the Company. A hearing on the Company's motion seeking a temporary restraining order is scheduled for 9:00 a.m. (Eastern Time) on Friday, May 25, 2018.
>
> In addition to legal action, the Company has taken, and continues to take, appropriate measures to ensure that Mr. Chioini does not have access to Company information or any forms of Company communication.
>
> The Company notes that Nasdaq has requested additional information regarding the two Form 8-K filings filed on May 23, 2018. The Company is fully cooperating with Nasdaq on this matter and is working expeditiously to resolve all open questions with the aim of recommencement of trading as soon as possible.

About Rockwell Medical, Inc.

Rockwell Medical is a fully-integrated biopharmaceutical company targeting end-stage renal disease (ESRD) and chronic kidney disease (CKD) with innovative products for the treatment of iron replacement, secondary hyperparathyroidism and hemodialysis.

Rockwell's anemia drug Triferic is the only FDA approved product indicated for iron replacement and maintenance of hemoglobin in hemodialysis patients. Triferic delivers iron to patients during their regular dialysis treatment, using dialysate as the delivery mechanism. Triferic has demonstrated that it safely and effectively delivers sufficient iron to the bone marrow and maintains hemoglobin, without increasing iron stores (ferritin). Rockwell intends to market Triferic to hemodialysis patients in the U.S. dialysis market and other major markets globally.

Rockwell's FDA approved generic drug Calcitriol is for treating secondary hyperparathyroidism in dialysis patients. Calcitriol (active vitamin D) injection is indicated in the management of hypocalcemia in patients undergoing chronic renal dialysis. It has been shown to significantly reduce elevated parathyroid hormone levels. Reduction of PTH has been shown to result in an improvement in renal osteodystrophy. Rockwell intends to market Calcitriol to hemodialysis patients in the U.S. dialysis market.

Rockwell is also an established manufacturer and leader in delivering high-quality hemodialysis concentrates/dialysates to dialysis providers and distributors in the U.S. and abroad. As one of the two major suppliers in the U.S., Rockwell's products are used to maintain human life by removing toxins and replacing critical nutrients in the dialysis patient's bloodstream. Rockwell has three U.S. manufacturing/distribution facilities.

Rockwell's exclusive renal drug therapies support disease management initiatives to improve the quality of life and care of dialysis patients and are intended to deliver safe and effective therapy, while decreasing drug administration costs and improving patient convenience. Rockwell Medical is developing a pipeline of drug therapies, including extensions of Triferic for indications outside of hemodialysis. Please visit www.rockwellmed.com for more information.

Forward-Looking Statement

Certain statements in this press release constitute "forward-looking statements" within the meaning of the federal securities laws, including, but not limited to, Rockwell's intention to sell and market Calcitriol and Triferic, as well as the timing for any such activities. Words such as "may," "might," "will," "should," "believe," "expect," "anticipate," "estimate," "continue," "could," "plan," "potential," "predict," "forecast," "project," "plan", "intend" or similar expressions, or statements regarding intent, belief, or current expectations, are forward-looking statements. While Rockwell believes these forward-looking statements are reasonable, undue reliance should not be placed on any such forward-looking statements, which are based on information available to us on the date of this release. These forward-looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties, (including without limitation those set forth in Rockwell's SEC filings), many of which are beyond our control, actual results could be materially different. Risks and uncertainties include: the timing for CMS approval of reimbursement for Triferic, and whether approval will be obtained; the timing for the appointment of a successor Chief Executive Officer; the timing for recommencement of trading on Nasdaq; and whether Rockwell can successfully execute on its business strategy. Rockwell expressly disclaims any obligation to update or alter any statements whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Dan Katcher or Arielle Rothstein
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

View original content:http://www.prnewswire.com/news-releases/rockwell-medical-issues-statement-300654699.html

SOURCE Rockwell Medical, Inc.

Countries: United States
Industries: Biotechnology, Health Care, Medicine & Pharmaceuticals
Languages: English
Primary Identifiers: RMTI-US
Related Identifiers: RMTI-US